[BLANK ROME LLP LETTERHEAD]

August 28, 2009

Via Edgar

Mail Stop 3561
United States Securities and Exchange
     Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:  Daniel H. Morris, Matthew Spitzer

Re:	China Agri-Business, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 16, 2009
File No. 333-157346

Gentlemen:

We are in receipt of comments from the Staff of the Securities and Exchange Commission to the Registration Statement on Form S-1, as amended (the “Filing”) of China Agri-Business, Inc. (“China Agri” or the "Company") by letter dated July 2, 2009 (the “Comment Letter”). The Company's responses are set forth below.  In addition, Amendment No. 3 to the Filing is being filed concurrently with this letter.  Amendment No. 3 has been marked against Amendment No. 2 of the Filing to show changes being made to such document in response to the Comment Letter.  We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.  Please note that page references cited in this letter, other than those cited in your comments, are to the page numbers of Amendment No. 3.

General

1.
In your response letter dated June 16, 2009, you state that the company does not consider the Xinsheng trustees to be affiliates of the company.  However, your response letter dated April 13, 2009 states that the trustees are affiliates and excludes their shares from the public float.  Similarly, we note that the Xinsheng shares are not reflected in the public float disclosed on the cover of your Form 10-K filed on March 31, 2009.  Please explain the inconsistency between (i) the 2009 10-K and April 13 response letter and (ii) your June 16 letter.  To the extent, that you believe, as stated in your response letter, that the public float calculation should differ for purposes of Rule 415 and that the Xinsheng trustees are not affiliates, please provide a detailed legal analysis in support of each conclusion.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

Response:  The Company has reduced the number of shares being registered to 573,380 shares which is less than 30% of the public float.

2.	We note your responses to prior comments 1-10 and may have further additional comments in the future.

Response:  The Staff’s comment is noted.

Currency, Exchange Rate, “China” and Other References, page 2

3.	Please update the conversion rate provided here and throughout the document to represent a more current rate of exchange.

Response:  The Filing has been revised accordingly.

Financial Summary, page 3

4.	Please update this section, and elsewhere throughout the filing, as appropriate, to reflect your interim financial statements as of March 31, 2009.

Response:  The Filing has been revised to reflect the Company’s interim financial statements as of June 30, 2009.

Description of Private Placement of Convertible Notes and Warrants, page 4

5.	In your next amendment, please disclose the date on which liquidated damages began to accrue. Please also quantify the amount of damages paid or accrued as of the most recent date practicable.

Response:  The Company advises the Staff that on June 12, 2009, the Company entered into a letter agreement with the investors extending the date the Form S-1 is required to become effective before liquidated damages are required to be paid to July 31, 2009.  Subsequent to such June letter agreement, the Company entered into another letter agreement with the investors extending the date the Form S-1 is required to become effective to September 30, 2009 and clarified that any liquidated damages due under the registration rights agreement are payable only to the noteholders.  The Filing has been revised accordingly on pages 5 and 34.  A copy of the letter agreements are provided supplementally to the Staff as Appendix A hereto.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

6.	Please specify whether the liquidated damages provision in the registration rights agreement provides for payments to both the note and warrant holders or only to the note holders.

Response:  The Filing has been revised on pages 5 and 34.  See also response to comment 5.

We Rely On A Contractual Arrangement..., page 5

7.
We note your response to prior comment 17 and reissue.  Please revise to identify the contractual arrangement with Xinsheng to which you refer.  It is unclear whether you are referring solely to the Management Entrustment Agreement.

Response:  The risk factor has been revised.

8.	Also, it is unclear whether and, if so why, you believe there may be some question as to the legality of your agreement(s) with Xinsheng. Please explain.

Response:  The Company does not believe that the agreement with Xinsheng is illegal.  That being said, however, as the PRC economy continues to transition from a planned economy to a more market-oriented economy, the PRC government has implemented and continues to implement various measures to encourage economic growth and guide the allocation of resources including permitting foreign companies to conduct operations in China and own limited amounts of PRC entities.  While the PRC government has expanded a foreign company’s ability to conduct business in China, there is no telling whether the PRC government will continue to permit such foreign business involvement and whether the different levels of PRC government will treat contractual arrangements, like the Management Entrustment Agreement, in a similar fashion.  For instance, foreign ownership of PRC entities involved in certain industries is limited without getting government approval.  Currently, no such limitations apply to the Company’s industry.  There is no telling whether the PRC government will not institute such ownership limitations in the future and find that the Management Entrustment Agreement is not “effective” ownership and the agreement to be in violation of PRC law.  Additionally, the law in China is not as settled and court cases do not act as precedent for future cases.  Because of all of the uncertainty in PRC law, the Company believes it is a risk that one day, the PRC government may decide that contractual arrangements similar to the Management Entrustment Agreement where a foreign company essentially controls a PRC entity are illegal.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

We Do Not Own Any Patents Related To Our Products, page 6

9.
Please revise this risk factor to include the supplemental information provided in your response to prior comment 20.  Note that the revised risk factor should clearly state, if true, that you believe applying for patents involves risk because the PRC does not provide sufficient enforcement against infringement upon intellectual property.

Response:  This risk factor has been revised.

PRC Laws and Regulations Governing Our Current Business..., page 6

10.	We note your response to prior comment 21. Please revise to clarify your statement that “[t]he PRC legal system does not have the same level of transparency as in the United States.”

Response:  The risk factor has been revised.

The Recent Economic Downturn..., page 7

11.
We note your response to prior comment 22.  Please revise, where you deem appropriate, to clarify, if true, that although appreciation of the RMB is an inflationary factor that may adversely affect Chinese farmers, appreciation of the RMB positively impacts your cash position.  Please also consider discussing the net effect of these differing reactions to currency appreciation.

Response:  The Company believes that the appreciation of the RMB is an inflationary factor that will have a limited effect on the Chinese farmers that purchase products from Xinsheng and because the Company sells its products domestically the inflation of RMB will have a limited negative effect on the Company.  Accordingly, the Company does not believe the appreciation of the RMB, itself, will have a material negative effect on the Company.  The risk factor has been revised to remove reference to the inflation of the RMB.

PRC Governmental Control of Currency Conversion May Affect..., page 7

12.	We note your response to prior comment 23. Please revise to disclose what factors are used by SAFE in their decision to approve or disapprove the application.

Response:  This risk factor has been revised.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

13.
Please expand this risk factor or the risk factor entitled “We Are Not Likely To Pay Cash Dividends...,“ or, alternatively, add a new risk factor, to more directly discuss the effect of PRC governmental control, including SAFE regulations, on the remittance of dividends to your shareholders.

Response:  An additional risk factor has been added on page 10.

Description of Business, page 9

14.
We note your response to prior comment 25 and reissue in part.  Please revise to provide disclosure with respect to Xinsheng’s past affiliation with the China Zhongguancun & Equity Exchange, including the circumstances related to its delisting.

Response:  Xinsheng was not delisted from the China Zhongguancun & Equity Exchange (“CZEX”).  The CZEX was a market place for trading new technologies and post investment opportunities for entrepreneurs in Beijing.  It was not an exchange as an exchange is thought of in the United States where securities are listed and traded.  CZEX existed for one year only, and specialized in investment and financial services for high-tech enterprises in the Zhongguancun Science Park, a section in the city of Beijing.  Xinsheng used the CZEX, at the time, to seek an investment partner in certain equipment.  No funds were raised through the CZEX by Xinsheng.

Company History, page 9

15.	Please disclose the exemption you relied upon in connection with the Xinsheng transaction on April 22, 2006.

Response:  The Filing has been revised on page 13.

Our Organic Biochemical Agricultural Application Products, page 10

16.	Please supplementally provide us copies of the field trial reports referenced in your response to prior comment 26.

Response:  The field trial reports are provided supplementary as Appendix B.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

Government Regulation, page 12

17.
We note your response to prior comment 30.  You state in the second paragraph in this section that certificates for three of your products are automatically convertible into permanent certificates after three years.  In the next sentence, however, you state that you will seek permanent certificates once eligible.  Please revise to reconcile this apparent inconsistency to clarify whether the certificates are automatically convertible or if another application process is necessary.

Response:  The Filing has been revised on page 17.

18.
We note that the government has established standards for three of your products.  Rather than listing only the product names (i.e., your brand names), please also disclose the three applicable product categories established by the government.

Response:  The Filing has been revised on page 17.

China Green Food Development Center..., page 13

19.
In your response to prior comment 31, you indicate that AA rated crops must meet certain testing requirements, including requirements related to soil.  You also state that although your products are not themselves subject to rating, farmers would not use your products if the crops did not satisfy the AA ratings criteria.  Please revise to discuss the costs of your compliance with the government’s “AA standard.”

Response:  The Filing has been revised on page 17.

Competition, page 13

20.
We note your revisions in response to prior comment 32 and 33.  Please revise to further explain the proprietary nature of your products given that the ingredients and their percentages are provided on the packaging.  To the extent that you consider your blending methods proprietary, please generally discuss what makes those methods proprietary.  Alternatively, revise the registration statement to remove reference to the “proprietary” aspects of your product.

Response:  The Filing has been revised on page 18.

Private Placement of Convertible Notes and Warrants, page 19

21.
We note your response to prior comment 35.  We also note your disclosure on page 19 that the notes were issued on September 29, 2010.  However, it is still unclear when this private placement was completed.  Elsewhere in the filing, for instance, on page 4, you disclose that the offering was completed in January of 2009.  Please explain and revise the filing to provide consistent disclosure.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

Response:  The notes were issued on September 29, 2008.  The Filing has been revised accordingly.

Liquidated Damages, page 25

22.	Please insert here the date upon which the liquidated damages provision is triggered, causing you to pay interest on the outstanding amounts. See also comment 5.

Response:  The Filing has been revised accordingly.

Relationships/Arrangements between the Company and Selling Shareholders During the Past Three Years, page 27

23.
We note your response to prior comment 40.  We also note that in your response to comment 44 of the staff’s comment letter dated March 12, 2009, you stated that you considered “the particular facts and circumstances of the relationship between the Company and each of JAG Multi Investment and Keith Guenther.” Please describe the facts and circumstances considered and apply your legal analysis to such facts and circumstances.

Response:  The facts and circumstances considered by the Company included that there was no existing relationship between the Company and JAG Multi- Investment and Keith Guenther prior to the private placement, that upon the private placement on an as converted or exercised basis each of JAG Multi- Investment and Keith Guenther beneficially own 5.5% of the Company’s outstanding common stock, the Company is unaware of any relationship between JAG Multi-Investment and Keith Guenther that would deem them to be considered a group under the securities laws and the agreements regarding the private placement do not provide any rights that would give or would be deemed to give control to JAG Multi-Investment and Keith Guenther of the Company.  These facts along with the lack of any other facts or circumstances that would be indicative of a control relationship between the Company and JAG Multi- Investment and Keith Guenther lead the Company to believe that JAG Multi- Investment and Keith Guenther are not affiliates of the Company.

24.
Please disclose whether the Business Advisory Agreement between you and Legend Merchant Group was renewed following the expiration of the six-month term agreed upon and noted in the second paragraph of the agreement.  If it was renewed, please provide the renewal agreement as an exhibit.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

Response:   The Business Advisory Agreement was not renewed.  This disclosure has been removed from the filing due to the removal of Legend Merchant Group as a selling shareholder.

25.
Please disclose whether the Placement Agent Agreement between you and Legend Merchant Group was entered into in connection with the Business Advisory Agreement or was, alternatively, an entirely separate agreement agreed to following the expiration of the Business Advisory Agreement.

Response:  The Placement Agent Agreement and the Business Advisory Agreement were entered into around the same time, but were not entered into in connection with each other.  Both were entered into for distinctly different purposes.  This disclosure has been removed from the filing due to the removal of Legend Merchant Group as a selling shareholder.

26.	Please disclose whether Legend Merchant Group has exercised its warrants for 100,000 shares that you provided as consideration for your Business Advisory Agreement

Response: Legend Merchant Group has not exercised its warrants.  This disclosure has been removed from the filing due to the removal of Legend Merchant Group as a selling shareholder.

Summary Compensation Table, page 31

27.	Please revise to either add the footnotes referenced in the summary compensation table regarding your two named executive officers or, if placed therein error, delete them.

Response:  The Filing has been revised to delete the footnotes.

Compensation Discussion and Analysis, page 31

28.
We note your response to prior comment 42.  Please revise to disclose whether any of your current employment arrangements are considered de facto employment contracts.  If they are, please revise to disclose the termination provisions imputed into a de facto employment contract, including notice provisions and any payments that may be due upon termination.

Response:  The Filing has been revised.

United States Securities and Exchange
     Commission
Attn:  Daniel H. Morris, Matthew Spitzer
August 28, 2009

Note 11 — Warrants, page F-14

29.
We note your response to prior comment 46.  It is unclear whether the registrant is certain that the beneficial ownership figures are correct.  Please revise to confirm that the calculations are accurate.  Note that the beneficial ownership table should reflect all shares that maybe acquired (through exercise of outstanding warrants or otherwise) within sixty days.

Response: The Filing has been revised.

Exhibit 10.4

30.	Please refile this exhibit and include “Exhibit A,” which is referred to on page 3 of the agreement.

Response:  The exhibit has been refiled with “Exhibit A.”

Please do not hesitate to contact me at (212) 885-5000 should any questions arise or should you require additional information.

Very truly yours,

/s/Jeffrey A. Rinde

Jeffrey A. Rinde

cc:	Liping Deng
(via email)

APPENDIX A

China Agri-Business, Inc.
Finance Plaza, 9th Floor, Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone, Xi-An, China 710068

June 12, 2009

Re:        Registration Rights Agreement dated September 29, 2008

Reference is made to that certain Registration Rights Agreement, dated as of September 29, 2008 (the “Agreement”), by and among China Agri-Business, Inc. (the “Company”) and the investors named therein (as identified by their signatures below) (the “Investors”). Capitalized terms used herein but not otherwise defined in this letter shall have the respective meanings set forth in the Agreement.

The Company and the Investors wish to modify the Agreement, and agree as follows.

1. The Company shall be obligated to make the payments to the Investors required by Section 2(b) of the Agreement if, and only if, the Registration Statement is not declared effective by the SEC by 5:30 p.m. Eastern time on July 31, 2009 (the “Extended Deadline”).  In the event that the Registration Statement is declared effective by the SEC by the Extended Deadline, then the Investors waive any and all claims to any payments pursuant to such Section 2(b) of the Agreement.

All other terms of the Agreement, including without limitation Section 2(c) of the Agreement, shall continue in full force and effect.

[Signature pages follow]

Please acknowledge your acceptance of the foregoing terms by signing where indicated below.

Very truly yours,

China Agri-Business, Inc.

By:	/s/Xiaolong Zhou
Name:	Xiaolong Zhou
Title:	Chief Financial Officer

Agreed and Accepted as of the date written above:

JAG MULTI-INVESTMENTS, LLC

By:	/s/Alexander M. Goren
Name:	Alexander M. Goren
Title:

KEITH GUENTHER

/s/Keith Guenther

China Agri-Business, Inc.

Finance Plaza, 9th Floor, Hi-Tech Road No. 42

Hi-Tech Industrial Development Zone, Xi-An, China 710068

August 12, 2009

Re:	Registration Rights Agreement Dated September 29, 2008

Reference is made to that certain Registration Rights Agreement, dated as of September 29, 2008 (the “Agreement”), by and among China Agri-Business, Inc. (the “Company”) and the investors named therein (as identified by their signatures below) (the “Investors”) and  that certain letter agreement dated June 12, 2009 agreed and accepted by the Investors.  Capitalized terms used herein but not otherwise defined in this letter shall have the respective meanings set forth in the Agreement.

The Company and the Investors agree as follows:

1.
The Company shall be obligated to make the payments to the Investors required by Section 2(b) of the Agreement if, and only if, the Registration Statement is not declared effective by the SEC by 5:30 p.m. Eastern time on September 30, 2009 (the “Extended Deadline”).  In the event that the Registration Statement is declared effective by the Extended Deadline, then the Investors waive any and all claims to any payments pursuant to such Section 2(b) of the Agreement.

2.
The Investors and the Company want to clarify that it was the intention of the parties to the Agreement that any liquidated damages required to be paid by the Company under the Agreement are payable only to the holders of the Notes and not to the holders of the Warrants.   The holders of the Warrants and/or Warrant Shares are not entitled to any liquidated damages under the Agreement.

All other terms of the Agreement, including without limitation Section 2(c) of the Agreement, shall continue in full force and effect.  This letter agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement.  This letter agreement shall be governed by and construed in accordance with the laws of the state of New York.

Agreed and Accepted as of the date written above:

CHINA AGRI-BUSINESS, INC.

By:	/s/Xiaolong Zhou

Name:	Xiaolong Zhou

Title:	Chief Financial Officer

JAG MULTI-INVESTMENTS, LLC

By:	/s/Alexander M. Goren

Name:	Alexander M. Goren

Title:	Managing Member

Keith Guenther

/s/Keith Guenther

[Signature page to Reg. Rights Letter Agreement – August 2009]

APPENDIX B

English Translation

Fertilizer for Surface of Leaf “Xinsheng Luyuan”
Used on Orange, 2006

Demonstration Report of Fertile Field

Experimentation Unit: Hubei Dangyang Soil Fertilizer Station

Experimentation Functionary: Zhuang Guangquan (Senior agronomist)

Shaanxi Xinsheng Century Agricultural Scientific and Technical Co., Ltd.

Demonstration Report of Fertile Field

The fertilizer for surface of leaf “Xinsheng Luyuan” is produced by Shaanxi Xinsheng Century Agricultural Scientific and Technical Co., Ltd., mainly consisted of chitosan≥50kg/L, N+K2O≥100kg/L. In order to judge the application effect and method of the fertilizer used on the orange, this station was entrusted by Shaanxi Xinsheng Century Agricultural Scientific and Technical Co., Ltd. and takes over the task of fertile field experimentation demonstration. The experimentation demonstration report is as follows:

I.	Materials and Demonstration Method
The fertile field experimentation demonstration was carried out in the orange production area of Hubei Dangyang: three experiment stations were set up in each of the following six villages and towns: Fenghuangshan Village Orchard, Banyue Town; Hujiawan Village; Wangdian Town; Mudian Village; Shuanglian Village; and Quanhe Village. All of them selected and used principal genus of growth period of 10 to 15 years (Jinshui Orange and Guoqing No. One) with cultivated consistency of 2m x 3m (80 trees per mu). Orange trees with similar crowns, trunk perimeters, and the growing ways were selected in the same experiment place as the experiment material and every 6 trees was taken as one small experiment area of 48m2, totaling two places.

1.	Demonstration area: 1000x liquid spray topdressing of fertilizer for surface of leaf “Xinsheng Luyuan”;
2.	Plain water comparison (CK).

6 experiment demonstration places were set up in Dangyang with an experiment area of 35,000 mu, including 20,000 mu of demonstration area and 15,000 mu of comparison area, which was spray top-dressed fertilizer once each in the periods of primary blossoming, young fruit, and fruit expansion, totaling three times. After the first fertilizer spray top-dressing, anthotaxy was investigated on the tenth day and the fruit number was investigated on the seventh day after the second spray top-dressing, and the size of the fruit was investigated every ten days after the third. Tree fixing was investigated on the side branches of the trees selected in the four directions of east, west, south, and north, one each. The quality and yield of the fruit were investigated in the mature period; the fruit in the small area was picked separately and weighed. The fruit setting rate = (investigated fruit number/investigated anthotaxy) x 100%. The rate of increase production = ((treatment area yield – comparison area yield)/ comparison area yield) x 100%.

II.	Result and Analysis
2.1 The effect of fertilizer for surface of leaf “Xinsheng Luyuan” on the orange fruit setting rate

Table I  Investigation Summary of Biological Characteristics
of Orange Fertilizer Effect Experiment

Treatment	Fruit setting rate (%)	Single fruit weight (g)	Thickness of pericarp (cm)	Dissoluble solid (%)	Sugar/acid ratio	Vc content (mg/100g)
Demonstration area	5.15	172	0.53	14.7	13.5:1	47.6
Comparison area	3.28	158	0.49	12.8	12:1	42.5
Demonstration area increased compared with the comparison area	57	8.8	8.2	14.8	12.5	12

The fruit setting rate is an important index affecting the orange yield. The increase of the fruit setting rate can increase the number of fruit bearing of single tree. It can be seen in Table I that after the orange top-dressed fertilizer for surface of leaf “Xinsheng Luyuan”, the fruit setting rate was increased from 3.28 to 5.15, an increase of 57%.

2.2 The effect of fertilizer for surface of leaf “Xinsheng Luyuan” on the quality of orange
After the orange top-dressed fertilizer for surface of leaf “Xinsheng Luyuan”, the thickness of pericarp was increased from 0.49cm to 0.53cm, resulting in the fruit hardness increasing; the quality guarantee period and storage period extending; dissoluble solid increased by 14.8%; isugar/acid ratio ncreased by 12.5%; and Vc content increased by 12%. The fruit quality was improved greatly, while putting in the market earlier 5 to 7 days, with the fruit colored and nice looking.

2.3 The effect of fertilizer for surface of leaf “Xinsheng Luyuan” on the orange yield
The orange top-dressed fertilizer for surface of leaf “Xinsheng Luyuan”can not only increase the fruit setting rate, but also increase the weight of single fruit by 8.8%. The experiment shows that the effect of increase production was very obvious.

2.4 Benefit analysis of application of fertilizer for surface of leaf “Xinsheng Luyuan”
The average yield increase of the comparison area of range top-dressed fertilizer for surface of leaf “Xinsheng Luyuan”was about 410kg. Taking the unit price of orange as RMB 1.0 Yuan, the income increase per mu was 410 Yuan, deducting the expense of orange top-dressed fertilizer for surface of leaf “Xinsheng Luyuan” and labor 50 Yuan/mu, the net income increase per mu was 360 Yuan, with very remarkable economic benefit.

III.	Discussion and Conclusion
The effect of orange top-dressed fertilizer for surface of leaf “Xinsheng Luyuan” was very remarkable. It can effectively prevent and control the orange liquid flow disease and many other diseases and increase the orange fruit setting rate, making the orange mature in advance with greatly improved fruit shape, color, and luster. The dissoluble solid, sugar/acid ratio, and Vc content were improved and increased. Compared with the comparison area, the yield per mu was increased by 410kg. At the same time, “Xinsheng Luyuan” is a biologic product, safe to human being and the critter, with small dosage, not likely generating bad effect to the fruit; neither polluting the soil, water, and the environment. It is a kind of product of environmental protection, which is recommended in the popularization and application of large area demonstration.

Seal of experiment undertaking unit: Soil Fertilizer Station of Dangyang City

Experiment functionary and title: Zhuang Guangquan, senior agronomist

Date of report finished: Dec. 30, 2006

English Translation

Fertilizer for Surface of Leaf “Xinsheng Luyuan”
Used on Apple

Demonstration Experiment Report

The fertilizer for surface of leaf “Xinsheng Luyuan” is a kind of fertilizer produced by Shaanxi Xinsheng Century Agricultural Scientific and Technical Co., Ltd., mainly consisted of chitosan≥50kg/L, N+K2O≥100kg/L. In order to judge the application effect and method of the fertilizer used on the apple, we have taken the experiment on the apple in 2006 in the arrangement of the Province Soil Fertilizer Station. The summary of the result of the experimentation is as follows:

I.	Experiment Design
The experiment was done in the apple orchard of Xiejia Village, Sanhe Town, Pucheng County, where the land was flat and the land power was even. The soil was black and solid and the fruit trees were Hongfushi apple trees growing for nine years.

The Nutrient Status of the Experiment Field

Item	Organic matter (%)	Readily available nitrogen (mg/kg)	Readily available phosphor (mg/kg)	Readily available potassium (mg/kg)	PH

Content	1.21	54	29	162	8.0

The experiment was divided into two areas: (1) the demonstration area where 600x liquid of fertilizer for surface of leaf “Xinsheng Luyuan” was spray top-dressed in an area of 10 mu; (2) the comparison area sprayed with plain water in an area of 1mu. Other field managements were the same.
Investigation method:
In the demonstration and comparison areas, 5 places were set up respectively, for investigation in pairs as repeating. 10 trees were selected in each investigation place. (1) 100 leaves were picked in each investigation place for the analysis of leaf growth and (2) 50 fruits were selected in each investigation place for the analysis of weight and quality of single fruit.

II.	Results and Analysis
1.	The effect of fertilizer for surface of leaf “Xinsheng Luyuan” on the growth and quality of apple

Table I
Item Treatment	Thickness of 100 leaves (mm)	Weight of 100 leaves (g)	Weight of single fruit (g)	Index of fruit shape	Hardness (kg/m2)	Fruit surface
fertilizer for surface of leaf “Xinsheng Luyuan”	53	122	248	0.94	8.2	Clean, pericarp tender
Plain water (CK)	35	93	198	0.91	7.8	Poor cleanness with rough pericarp

Table I shows that compared apples sprayed top-dressed fertilizer for surface of leaf “Xinsheng Luyuan” have been obvious improved in different growth period, with the thickness of their leaves, the weight of 100 leaves, the weight of single fruit, the index of fruit shape, and the hardness were higher than that in the comparison area by 18mm, 29g, 50g, 0.03, and 0.4kg/m2 respectively. The fruit surfaces were also cleaner and tenderer than that in the comparison area, indicating that the fertilizer for surface of leaf “Xinsheng Luyuan” has a strong effect of acceleration on the apple growth.

2.	The effect of fertilizer for surface of leaf “Xinsheng Luyuan” on the fruit yield

Table II  Yield Investigation

	Yield per mu in each investigation place					Average
	(kg)					yield	Increased	Production
Repeat						per mu	yield per	increase
Treatment	1	2	3	4	5	(kg)	mu (kg)	rate (%)
fertilizer for surface of leaf “Xinsheng Luyuan”	2936	2945	3005	2901	2924	2942.2	287.8	10.8

Plain water (CK)	2628	2640	2700	2634	2670	2654.4

Table II shows that the yield per mu of apple spray top-dressed fertilizer for surface of leaf “Xinsheng Luyuan” was 2942.2kg, yield per mu was increased by 287.8kg, an increase rate of 10.8%.

Statistics of the Designed Experiment Result

Table III

	Treatment	Comparison	di
Repeat	X1	X2	X1 - X2	di – d	(di – d)[2]
1	2936	2628	308	20.2	408.04
2	2945	2640	305	17.2	295.84
3	3005	2700	305	17.2	295.84
4	2901	2634	267	-20.8	432.64
5	2924	2670	254	-33.8	1142.44
x.d	2942.2	2654.4	287.8
∑	14711	13272			2574.8

The freedom n – 1 = 5 – 1 = 4. Through checking the table we know that t0.05 = 2.776, t0.01 = 4.604, because t = 25.36＞ t0.01 = 4.604, the difference between the fertilizer for surface of leaf “Xinsheng Luyuan” and the compared treatment was remarkable, indicating that the fertilizer effect was remarkable.

3.	Benefit analysis

Table IV

Repeat Treatment	Yield per mu (kg)	Value of production per mu (Yuan)	Value increased per mu (Yuan)	Investment per mu (Yuan)	Gain per mu (Yuan)	Input and output
fertilizer for surface of leaf “Xinsheng Luyuan”	2942.2	3530.6	345.3	10	335.3	1:33.5
Plain water (CK)	2654.4	3185.3

Note: Apples per kg were calculated as 1.2 Yuan.
Table IV shows that the yield per mu of apples treated with fertilizer for surface of leaf “Xinsheng Luyuan” was 2942.2 kg, the value of production per mu was 3530.6Yuan, the compared value increase per mu as 335.3 Yuan, and the input/output ratio was 1:33.5.

III. Summary
The experiment shows that the fertilizer for surface of leaf “Xinsheng Luyuan” produced by Shaanxi Xinsheng Century Agricultural Scientific and Technical Co., Ltd. can promote the fruit growth, speed up the expansion of the fruit, enlarge the coloring area, resulting in thick leaves, weight increased, with obvious yield and quality increase. The average compared yield per mu increase was 287.8kg, the rate of yield increase was 10.8%, the value increase per mu was 335.3 Yuan, and the input/output ratio was 1:33.5. Thus, the fertilizer for surface of leaf “Xinsheng Luyuan” is recommended in the popularization and application of large area demonstration.

Experiment functionary: Zhuang Guangquan, senior agronomist

Experiment undertaking unit: Pucheng County Soil Fertilizer Station

November, 2006